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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ---------------
                                  SCHEDULE TO
                                  (Rule 13e-4)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                ---------------
                               VIRATA CORPORATION
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                                ---------------
          Options to Purchase Common Stock, Par Value $.001 Per Share,
Having an Exercise Price Per Share of $18.50 or More and aVesting Schedule that is not based on or subject to Revenue-based Performance Goals
                         (Title of Class of Securities)

                                   927646109
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)

                                Andrew M. Vought
                            Chief Financial Officer
                               Virata Corporation
                        2933 Bunker Hill Lane, Suite 201
                         Santa Clara, California 95054
                                 (408) 566-1000
 (Name, address and telephone number of person authorized toreceive notices and communications on behalf of filing person)

                                ---------------
                                    Copy to:
                                Douglas D. Smith
                          Gibson, Dunn & Crutcher LLP
                      One Montgomery Street, Telesis Tower
                            San Francisco, CA 94104
                                 (415) 393-8200

                                ---------------
                           CALCULATION OF FILING FEE

           Transaction valuation*                         Amount of filing fee
           ----------------------                         --------------------
                $32,862,727                                      $6,575

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 5,239,593 shares of common stock of Virata Corporation having an aggregate value of $32,862,727 as of February 5, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

                                ---------------
[_]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously Paid:[_] Not                 Filing party:[_] Not
  applicable.                                    applicable.
  Form or Registration No.:[_] Not               Date filed:[_] Not
  applicable.                                    applicable.

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

   [_]third party tender offer subject to Rule 14d-1.
   [X]issuer tender offer subject to Rule 13e-4.
   [_]going-private transaction subject to Rule 13e-3.
   [_]amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

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

Item 1. Summary Term Sheet.

   The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated February 7, 2001 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2. Subject Company Information.

   (a) The name of the issuer is Virata Corporation, a Delaware corporation (the "Company"), the address of its principal executive offices is 2933 Bunker Hill Lane, Suite 201, Santa Clara, California 95054, the telephone number of its principal executive offices is (408) 566-1000. The information set forth in the Offer to Exchange under Section 9 ("Information Concerning Virata Corporation") is incorporated herein by reference.

   (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange all options outstanding under the Virata Corporation 1999 Stock Incentive Plan (the "1999 Incentive Plan") and the Excess Bandwidth 1998 Equity Incentive Plan (the "Excess Bandwidth Plan," and together with the 1999 Incentive Plan, the "Option Plans") to purchase shares of the Company's common stock, par value $.001 per share (the "Common Stock"), having an exercise price per share of $18.50 or more and a vesting schedule that is not based on or subject to revenue-based performance goals (the "Options") for new options (the "New Options") to purchase shares of the Common Stock to be granted under the Option Plans, upon the terms and subject to the conditions described in the Offer to Exchange and the related cover letter and Letter of Transmittal (the "Letter of Transmittal" and, together with the related cover letter and Offer to Exchange, as they may be amended from time to time, the "Offer"), attached hereto as Exhibit (a)(2). The number of shares of Common Stock subject to the New Options will be equal to the number of shares of Common Stock subject to the Options that are accepted for exchange and canceled. The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction,"
Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

   (c) The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

   (a) The information set forth under Item 2(a) above is incorporated herein by reference.

Item 4. Terms of the Transaction.

   (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 ("Number of Options; Expiration Date"),
Section 3 ("Procedures for Tendering Options"), Section 4 ("Withdrawal Rights"), Section 5 ("Acceptance of Options for Exchange and Issuance of New Options"), Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options"), Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material U.S. Federal Income Tax Consequences"), Section 14 (Certain Tax Consequences for U.K. Based Employees) and Section 15 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

   (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

   (e) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

   (a) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

   (b) The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

   (c) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

   (a) The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options") and Section 16 ("Fees and Expenses") is incorporated herein by reference.

   (b) The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Offer") is incorporated herein by reference.

   (d) Not applicable.

Item 8. Interest in Securities of the Subject Company.

   (a) Not applicable.

   (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

   (a) Not applicable.

Item 10. Financial Statements.

   (a) Not applicable.

Item 11. Additional Information.

   (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" and "Legal Matters; Regulatory Approvals") is incorporated herein by reference.

   (b) Not applicable.

Item 12. Exhibits.

   (a) (1) Offer to Exchange, dated February 7, 2001.

     (2) Form of Letter of Transmittal.

     (3) Form of Letter to Eligible Option Holders.

     (4) Form of Letter to Tendering Option Holders.

   (b) Not applicable.

   (d) (1) Virata Corporation 1999 Stock Incentive Plan, filed as Exhibit 99.1 to the Company's April 13, 2000 Registration Statement on Form S-8 (File No. 333-34742) and incorporated herein by reference.

     (2) Form of New Option Agreement pursuant to the Virata Corporation 1999 Stock Incentive Plan for non-U.K. employees.

     (3) Form of New Option Agreement pursuant to the Virata Corporation 1999 Stock Incentive Plan for U.K. employees.

     (4) Excess Bandwidth Corporation 1998 Equity Incentive Plan filed as
  Exhibit 99.2 to the Company's October 2, 2000 Registration Statement on Form S-8 (File No. 333-47118) and incorporated herein by reference.

     (5) Form of New Option Agreement pursuant to the Excess Bandwidth Corporation 1998 Equity Incentive Plan.

   (g) Not applicable.

   (h) Not applicable.

Item 13. Information Required by Schedule 13E-3.

   (a) Not applicable.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                          Virata Corporation

                                                    /s/ Charles Cotton
                                          _____________________________________
                                                      Charles Cotton
                                                Chief Executive Officer and
                                               Director(Principal Executive
                                                         Officer)

Date: February 7, 2001

                               INDEX TO EXHIBITS

 Exhibit
 Number  Description
 ------- -----------
 (a)(1)  Offer to Exchange, dated February 7, 2001.

 (a)(2)  Form of Letter of Transmittal.

 (a)(3)  Form of Letter to Eligible Option Holders.

 (a)(4)  Form of Letter to Tendering Option Holders.

 (d)(1) Virata Corporation 1999 Stock Incentive Plan, filed as Exhibit 99.1 to the Company's Registration Statement on Form S-8 (File No. 333-34742) filed April 13, 2000 and incorporated herein by reference.

 (d)(2)  Form of Option Agreement pursuant to the Virata Corporation 1999 Stock
          Incentive Plan for non-U.K. employees.

 (d)(3)  Form of Option Agreement pursuant to the Virata Corporation 1999 Stock
          Incentive Plan for U.K. employees.

 (d)(4)  Excess Bandwidth Corporation 1998 Equity Incentive Plan filed as
          Exhibit 99.2 to the Company's October 2, 2000 Registration Statement on Form S-8 (File No. 333-47118) and incorporated herein by reference.

 (d)(5)  Form of Option Agreement pursuant to the Excess Bandwidth Corporation
          1998 Equity Incentive Plan.